EXHIBIT (a)(1)(E)

To the Holders of Notes:

This letter is intended for the holders of 15% Secured Notes (the “Notes”) and warrants to purchase common stock (“Eligible Warrants”) in each case issued pursuant to the Loan and Security Agreement dated as of June 6, 2013 (as amended through the date hereof, the “Loan Agreement”) by and among the Company, Boomerang Systems, Inc., Boomerang USA Corp. and Boomerang MP Holdings, Inc. (collectively, the “Borrowers”), the Lenders party thereto from time to time and Parking Source LLC, as agent.

We are offering to exchange your Notes and Eligible Warrants for the following:

The issuance of shares of common stock (the “New Shares”) for the settlement of the balance of the note (principal and accrued and unpaid interest as of September 9, 2015) at $2.15 per share and new warrants to purchase common stock identical to the Eligible Warrants other than the elimination of certain anti-dilution provisions.

We are offering to exchange the Notes for the New Shares to settle the balances of the Notes and give the holders of the Notes an opportunity to obtain common stock of the Company. The exchange of Notes for New Shares under the Offer provides an opportunity for the Company to relieve substantially all of its outstanding debt and improve its capital structure. We are offering to exchange the Eligible Warrants for New Warrants to eliminate the full ratchet anti-dilution provisions contained in the Eligible Warrants. The elimination of the full ratchet anti-dilution provisions provides an opportunity for the Company to raise additional equity capital at a price lower than the exercise price without new investors sustaining immediate or future dilution upon exercise of the warrants.

The Company believes that it will require additional funding in the near term to continue its operations and believes that it will not be able to raise additional equity capital unless it is able to exchange all or a substantial portion of the Notes and eliminate the full ratchet anti-dilution provisions from all or substantially all of the Eligible Warrants..

The enclosed Offer to Exchange together with the Election to Participate, Notice of Withdrawal constitute the “Offer.” These materials provide information regarding the Offer and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Notes for exchange.

The Offer is for the Notes and Eligible Warrants together. We will not accept Notes tendered without Eligible Warrants or Eligible Warrants tendered without Notes.

To participate in the Offer to Exchange, you must complete and return the enclosed Election to Participate prior to the expiration of the Offer, which is 11:59 P.M. (Eastern time) on September 9, 2015, unless extended by us (the “Expiration Date”). At any time prior to the Expiration Date, you may withdraw your election to participate in the Offer to Exchange by submitting a Notice of Withdrawal to the Company, in which case your Original Securities will be returned promptly to you.

Thank you for your time in reviewing this request.

Sincerely,

/s/ James V. Gelly
James V. Gelly, Chief Executive Officer